UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Palladium Group Holdings Pty Ltd

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Palladium Holdings Pty Ltd

(Name of Person(s) Furnishing Form)

Scrip

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

David Campbell

Palladium Holdings Pty Ltd

Level 7/307 Queen St.

Brisbane City QLD 4000, Australia

Telephone: +61 7 3025 8500

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Donald R. Reynolds

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

Telephone: (919) 781-4000

July 29, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The Palladium Scheme Booklet is attached hereto as Exhibit 1.1.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached hereto as an exhibit to this form:

Exhibit No.	Description
1.1	Palladium Scheme Booklet dated July 29, 2020
3.1	Powers of Attorney

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X was filed with the Securities and Exchange Commission on the date hereof.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Palladium Holdings Pty Ltd

By:	/s/ Christopher Hirst
Name:	Christopher Hirst
Title:	Director

Date: July 30, 2020

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